Edward R. Shaoul 303.892.7262 edward.shaoul@dgslaw.com

February 6, 2024

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Ms. Cheryl Brown and Mr. Daniel Morris

Re:	Rare Element Resources Ltd.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 10, 2024
File No. 333-275892

Dear Ms. Brown and Mr. Morris:

On behalf of Rare Element Resources Ltd. (the “Company”), set forth below are the responses of the Company to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated February 5, 2024 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “S-1”). In connection herewith, the Company has filed via EDGAR Amendment No. 2 to Registration Statement on Form S-1 (the “Second Amended S-1”), which incorporates the changes made in response to the Comment Letter. For the convenience of the Staff, we have transcribed the comment being addressed, followed by the Company’s response.

Material United States Federal Income Tax Consequences, page 39

1.	We note your response to prior comment 7. To the extent you intend to file a short-form tax opinion, revise to state that the disclosure in this section constitutes the opinion of counsel, and name such counsel. Refer to Section III.B of Staff Legal Bulletin No. 19. In addition, please note that the tax opinion should be filed as Exhibit 8.1.

Response: The Company has revised the disclosure in the S-1 in response to the Staff’s comment. Please see the Second Amended S-1 on or around pages 11, 18, 22, 39, 40, II-3 and II-4.

Davis Graham & Stubbs LLP  ▪  1550 17th Street, Suite 500  ▪  Denver, CO 80202  ▪  303.892.9400  ▪  fax 303.893.1379  ▪  dgslaw.com

U.S. Securities and Exchange Commission

February 6, 2024

We have endeavored to provide you with everything requested. Should you have additional questions or comments, please contact the undersigned at (303) 892-7262.

Sincerely,

/s/ Edward R. Shaoul
Edward R. Shaoul
Partner for
Davis Graham & Stubbs LLP

Enclosure

cc: Brent D. Berg, Rare Element Resources Ltd.